December 20, 2022

Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Li Xiao and Frank Wyman

Re:	Teva Pharmaceutical Industries Limited Form 10-K for the Fiscal Year Ended December 31, 2021 filed February 9, 2022 Form 8-K Dated November 3, 2022 File No. 001-16174

Ladies and Gentlemen:

On behalf of Teva Pharmaceutical Industries Limited (“Teva” or the “Company”), set forth below is Teva’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated December 1, 2022 to Eli Kalif, Teva’s Executive Vice President and Chief Financial Officer.

For your ease of reference, we have set forth below the Staff’s comment in italics, followed by Teva’s response thereto.

Form 8-K Dated November 3, 2022

Exhibit 99.1 Teva Reports 2022 Third Quarter Financial Results

Non-GAAP Financial Measures, page 19

1. We note your response to our prior comment and your proposed revisions to future earnings releases as presented in Exhibit B. As indicated in the non-GAAP headnote and reconciliation tables for the three and nine months ended September 30, 2022 and 2021, your revised non-GAAP presentation appears to include most of the major captions of the consolidated statements of income (loss), which continues to give undue prominence to your non-GAAP financial measures. Please further revise your presentation to comply with Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company acknowledges the Staff’s comment and confirms that the Company will revise the presentation of its non-GAAP financial measures in its earnings releases for future financial periods to comply with Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. To address the concerns raised by the Staff, the Company will revise its earnings releases for future financial periods to substantially reflect the proposed changes to the Company’s disclosure under the caption “Non-GAAP Financial Measures” set forth in Exhibit A hereto and the proposed changes to the Company’s reconciliation of its non-GAAP financial measures for the three months ended September 30, 2022 and 2021 set forth in Exhibit B hereto.

* * * * * *

Should any member of the Staff have any questions or comments concerning this letter, please do not hesitate to call me.

Very Truly Yours,

/s/ Eli Kalif
Eli Kalif
Executive Vice President, Chief Financial Officer
Teva Pharmaceutical Industries Limited

cc:

David Stark, Executive Vice President, Chief Legal Officer, Teva

Amir Weiss, Senior Vice President Finance, Chief Accounting Officer, Teva

Ross M. Leff, Kirkland & Ellis LLP

Exhibit A

Non-GAAP Financial Measures

This press release contains certain financial information that differs from what is reported under accounting principles generally accepted in the United States (“GAAP”). These non-GAAP financial measures, including, but not limited to, non-GAAP operating income, non-GAAP operating margin, non-GAAP gross profit, non-GAAP gross profit margin, Adjusted EBITDA, free cash flow, non-GAAP tax rate, non-GAAP net income (loss) attributable to Teva and non-GAAP diluted EPS, are presented in order to facilitate investors’ understanding of our business. We utilize certain non-GAAP financial measures to evaluate performance, in conjunction with other performance metrics. The following are examples of how we utilize the non-GAAP measures: our management and board of directors use the non-GAAP measures to evaluate our operational performance, to compare against work plans and budgets, and ultimately to evaluate the performance of management; our annual budgets are prepared on a non-GAAP basis; and senior management’s annual compensation is derived, in part, using these non-GAAP measures. See the attached tables for a reconciliation of the GAAP results to the adjusted non-GAAP measures. Investors should consider non-GAAP financial measures in addition to, and not as replacements for, or superior to, measures of financial performance prepared in accordance with GAAP. We are not providing forward looking guidance for GAAP reported financial measures or a quantitative reconciliation of forward-looking non-GAAP financial measures to the most directly comparable GAAP measure because we are unable to predict with reasonable certainty the ultimate outcome of certain significant items including, but not limited to, the amortization of purchased intangible assets, legal settlements and loss contingencies, impairment of long-lived assets and goodwill impairment, without unreasonable effort. These items are uncertain, depend on various factors, and could be material to our results computed in accordance with GAAP.

Exhibit B

		Three months ended
		September 30,
($ in millions)		2022	2021
GAAP gross profit	$	1,669	1,794
GAAP gross profit margin		46.4%	46.2%
Increase (decrease) for excluded items:
Amortization of purchased intangible assets		145	175
Costs related to regulatory actions taken in facilities		2	5
Equity compensation		5	5
Accelerated Depreciation		44	—
Other non-GAAP items*		41	104
Non-GAAP gross profit	$	1,906	2,083
Non-GAAP gross profit margin**		53.0%	53.6%

*

Other non-GAAP items include other exceptional items that we believe are sufficiently large that their exclusion is important to facilitate an understanding of trends in our financial results, primarily related to the rationalization of our plants and other unusual events.

**	Non-GAAP gross profit margin is non-GAAP gross profit as a percentage of revenue.

		Three months ended
		September 30,
($ in millions)		2022	2021
GAAP operating income (loss)	$	419	623
GAAP operating margin		11.60%	16.00%
Increase (decrease) for excluded items:
Amortization of purchased intangible assets		165	199
Legal settlements and loss contingencies		195	3
Goodwill impairment		—	—
Impairment of long-lived assets		28	47
Other R&D expenses		—	—
Restructuring expenses		25	28
Costs related to regulatory actions taken in facilities		2	5
Equity compensation expenses		26	26
Contingent consideration expenses		6	9
Gain on sale of business		—	(7)
Accelerated depreciation		45	4
Other non-GAAP items*		67	105
Non-GAAP operating income (loss)	$	977	1,042
Non-GAAP operating margin**		27.20%	26.80%

*

Other non-GAAP items include other exceptional items that we believe are sufficiently large that their exclusion is important to facilitate an understanding of trends in our financial results, primarily related to the rationalization of our plants and other unusual events.

**	Non-GAAP operating margin is non-GAAP operating income as a percentage of revenues.

		Three months ended
		September 30,
($ in millions except per share amounts)		2022	2021
GAAP Net income (loss) attributable to Teva	$	56	292
Increase (decrease) for excluded items:
Amortization of purchased intangible assets		165	199
Legal settlements and loss contingencies		195	3
Goodwill impairment		—	—
Impairment of long-lived assets		28	47
Other R&D expenses		—	—
Restructuring expenses		25	28

		Three months ended
		September 30,
($ in millions except per share amounts)		2022	2021
Costs related to regulatory actions taken in facilities		2	5
Equity compensation expenses		26	26
Contingent consideration expenses		6	9
Gain on sale of business		—	(7)
Accelerated depreciation		45	4
Financial expenses		14	6
Share in profits (losses) of associated companies – net		—	—
Items attributable to non-controlling interests		(4)	(4)
Other non-GAAP items*		67	105
Corresponding tax effects and unusual tax items		33	(62)
Non-GAAP net income attributable to Teva	$	658	651
Non-GAAP tax rate**		10%	17%
GAAP diluted earnings (loss) per share attributable to Teva	$	0.05	0.26
EPS difference***		0.54	0.32
Non-GAAP diluted EPS attributable to Teva***	$	0.59	0.59

*

Other non-GAAP items include other exceptional items that we believe are sufficiently large that their exclusion is important to facilitate an understanding of trends in our financial results, primarily related to the rationalization of our plants and other unusual events.

**

Non-GAAP tax rate is tax expenses excluding the impact of non-GAAP adjustments presented above as a percentage of income (loss) before income taxes excluding the impact of non-GAAP adjustments presented above.

***

EPS difference and diluted non-GAAP EPS are calculated by dividing our non-GAAP net income attributable to Teva by our non-GAAP diluted weighted average number of shares. The non-GAAP diluted weighted average number of shares for the three months ended September 30, 2022, and 2021, were 1,119 million and 1,109 million shares, respectively.

		Three months ended
		September 30,
($ in millions)		2022	2021
Net income (loss)	$	58	302
Increase (decrease) for excluded items:
Financial expenses		252	241
Income taxes		107	76
Share in losses of associated companies- net		1	5
Depreciation		156	132
Amortization		165	199
EBITDA	$	740	954
Legal settlements and loss contingencies		195	3
Goodwill impairment		—	—
Impairment of long lived assets		28	47
Restructuring costs		25	28
Costs related to regulatory actions taken in facilities		2	5
Equity compensation		26	26
Contingent consideration		6	9
Other non-GAAP items *		68	99
Adjusted EBITDA	$	1,089	1,170

*	Includes other items primarily related to the rationalization of our plants, material litigation fees and other exceptional events.